April 30, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
U.S.A


Dear Sirs:


We have read Item 4 of Form 8-K dated April 30, 2002, of China Resources Development, Inc. and are in agreement with the statements contained in the first, second and third paragraphs of Item 4 on page 2 therein. We have no basis to disagree with other statements of the registrant contained therein.

Yours faithfully,

/s/ Ernst & Young
----------------------
    Ernst & Young